SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

February 17, 2012

Via EDGAR and Courier

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CĪON Investment Corporation (File Nos. 333-178646 and 814-00941)

Dear Mr. Brown:

On behalf of CĪON Investment Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated January 19, 2012, regarding the Company’s Registration Statement on Form N-2 (File No. 333-178646) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in Amendment No.1 to the Registration Statement, filed concurrently herewith.

Front Cover

1.	The first sentence of the sixth paragraph on the cover page states that the Fund does not intend to list its shares on any securities exchange during the “offering stage.” Please define the “offering stage” in this section.

Response: The Company has revised the front cover of the Prospectus accordingly.

ATLANTA               AUSTIN               HOUSTON               NEW YORK               WASHINGTON DC

U.S. Securities and Exchange Commission

February 17, 2012

2.	The fifth sentence of the sixth paragraph on the cover page states that an investor should consider that he may not have access to the money he invests “for an indefinite period of time until we complete a liquidity event.” Please briefly define the term “liquidity event” in this section.

Response: The Company acknowledges the Staff’s comment, but respectfully declines to make the requested revision. The Company believes that the current disclosure located on the front cover, although not including the definition of liquidity event, does include a cross-reference to the section entitled “Liquidity Strategy” where the term “liquidity event,” which is quite detailed, is defined and the circumstances surrounding any such liquidity event are explained in detail. The Company believes that the term “liquidity event” adequately captures the issue for the purposes of the cover. Also, the Company notes that the summary section of the Prospectus contains a section entitled “Liquidity Strategy” where the term is also defined. Finally, the Company notes that the section entitled “Questions and Answers About this Offering” also includes a question explaining liquidity events (see “Will I otherwise be able to liquidate my investment?”).

3.	Revise the first sentence of the eighth paragraph on the cover page to state that the prospectus “sets forth concisely” important information about us, rather than the prospectus “contains” important information about us. Also revise the fourth sentence of the paragraph to indicate that the Fund may be contacted toll free or collect by dialing the applicable number. See Item 1.d of Form N-2.

Response: The Company has revised the cover page of the Prospectus accordingly.

4.	Please revise the statement required by Item 1.1.j of Form N-2 to state that investing in the Fund should be considered “highly speculative” and “involves an extremely high degree of risk.”

Response: The Company acknowledges the Staff’s comment but notes that the language of Item 1.1.j of Form N-2 requires, “A cross-reference to the prospectus discussion of any factors that make the offering speculative or one of high risk, printed in boldface common type at least as large as 10-point modern type and at least two points leaded” (emphasis added). The Company believes that the current disclosure included on the front cover of its Prospectus (“Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment.”) satisfies the requirement set forth in Item 1.1.j. of Form N-2.

5.	Please consider disclosing the following information on the front cover:

a.	The securities in which the Fund invests will generally not be rated by any rating agency.

b.	If the securities were rated, they would be below investment grade or “junk.”

U.S. Securities and Exchange Commission

February 17, 2012

c.	Indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Response: The Company has considered the Staff’s comments and respectfully submits that it believes the existing disclosure is adequate. We note that the lack of credit ratings, which are intended to reflect the probability of default, has not been shown to have any correlation to a borrower’s ability to pay interest or repay principal. The historical recovery rates for senior secured loans, which will be the Company’s focus, have been substantial and the loss rates correspondingly low. Moreover, we respectfully note that disclosure relating to the risks of debt securities of private companies is found throughout the Prospectus, including the “Risk Factors” section.

6.	Footnote 4 to the Pricing Table states that, “[t]he sales load includes up to 7% of sales commissions and up to 3% for dealer manager fees.” Please explain to us why the Fund qualifies as a direct participation plan or otherwise explain to us why the Fund is permitted to impose this level of sales charges. Also confirm to us that your FINRA examiner has agreed with this characterization.

Response: FINRA Rule 2310(a)(4) defines a “direct participation program” to include:

(4) Direct participation program (program) — a program which provides for flow-through tax consequences regardless of the structure of the legal entity or vehicle for distribution including, but not limited to, oil and gas programs, real estate programs, agricultural programs, cattle programs, condominium securities, Subchapter S corporate offerings and all other programs of a similar nature, regardless of the industry represented by the program, or any combination thereof. A program may be composed of one or more legal entities or programs but when used herein and in any rules or regulations adopted pursuant hereto the term shall mean each of the separate entities or programs making up the overall program and/or the overall program itself. Excluded from this definition are real estate investment trusts, tax qualified pension and profit sharing plans pursuant to Sections 401 and 403(a) of the Internal Revenue Code and individual retirement plans under Section 408 of that Code, tax sheltered annuities pursuant to the provisions of Section 403(b) of the Internal Revenue Code, and any company including separate accounts, registered pursuant to the Investment Company Act.

U.S. Securities and Exchange Commission

February 17, 2012

FINRA has made a determination that a business development company that elects to be taxed as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986 qualifies as a direct participation program because, as defined above, they qualify as “a program which provides for flow-through tax consequences.” The Company notes that the Company’s qualification as a direct participation program is consistent with other listed and non-listed business development companies that have conducted and/or have filed registration statements to conduct public offerings.

The dealer manager of the Company’s offering has submitted the Registration Statement to FINRA and received comments. FINRA did not question the dealer manager’s eligibility to file the Company’s offering as an offering of a direct participation program.

7.	The second to last sentence of the paragraph immediately after the Pricing Table states, “[i]f you are eligible to purchase shares without a sales commission, then $95.50 of your investment will be used by us for investment.” Please tell us how many people will be eligible for this. If only a small number will be eligible, please remove this sentence, as it dilutes the language that 13% of investment will be used for sales.

Response: The dealer manager of the Company’s offering will use its best efforts to enter into as many selling arrangements as it can with both broker dealers, which may charge a sales commission, and registered investment advisers, which cannot charge a sales commission. Therefore, while neither the Company nor the dealer manager can predict the number of people who will be eligible to purchase shares without a sales commission, the Company believes it is appropriate to provide this disclosure.

Prospectus Summary, pages 1-16

8.	The last sentence of the fourth paragraph under “CĪON Investment Corporation” on page 1 refers to “non-qualifying assets.” Please briefly define the term “non-qualifying assets” in this section.

Response: The Company believes that the paragraph already provides a definition of the term “non-qualifying assets” in the preceding portion of that paragraph which provides that, “In addition, we may from time to time invest up to 30% of our assets opportunistically in other types of investments, including the securities of larger public companies and foreign securities, which for purposes of the 1940 Act may be deemed ‘non-qualifying assets.’”

U.S. Securities and Exchange Commission

February 17, 2012

9.	The fourth sentence of the second paragraph on page 2 states that “because our common stock will not be listed on a national securities exchange, we will be able to pursue our investment objective without subjecting our investors to daily share price volatility associated with the public markets.” This disclosure suggests that the ability to sell shares in the market at a fluctuating market price would be less appealing to investors than the complete inability to sell those shares in the market along with an extremely limited ability to sell them back to the Fund. Please explain to us why you believe that not listing the Fund’s shares on a national securities exchange is more beneficial to investors.

Response: The Company believes that not listing the Company’s shares on a national securities exchange can benefit its stockholders because the value of the Company’s common stock will not change based on securities market movements. The Company acknowledges that a necessary trade-off resulting from the Company’s common stock not being listed is the limitation on the liquidity of its common stock; however, the Company believes the benefits its stockholders will receive (as outlined above) outweigh the limitations associated with limited liquidity for a period of time.

10.	The seventh sentence of the second paragraph on page 2 refers to a “liquidity event.” Please briefly explain the term “liquidity event” in this section.

Response: The Company acknowledges the Staff’s comment, but respectfully declines to make the requested revision. The Company notes that the next paragraph includes a cross-reference to the section entitled “Liquidity Strategy” where a complete discussion of the Company’s liquidity strategy and the definition of the term “liquidity event” is located. The Company also notes that the Summary section of the Prospectus also includes a summary of the “Liquidity Strategy” section. The Company believes that including the detailed definition in this introductory section Prospectus Summary would not be helpful to investors.

11.	The last paragraph prior to “Capital Contribution by IIG and Apollo” on page 2 states that “[a]s a BDC, we will be subject to certain regulatory restrictions in negotiating certain investments with entities with which we may be prohibited from doing so under the 1940 Act, such as CIM, AIM and their respective affiliates, unless we obtain an exemptive order from the SEC. However, there can be no assurance that we will be able to obtain such exemptive relief.” Please disclose in this section whether the Fund has applied for any such exemptive relief. Please tell us the status of the application.

Response: The Company has not applied for any such exemptive relief and has revised the summary section of the Prospectus accordingly.

12.	The paragraph under “Capital Contribution by IIG and Apollo” on page 2 states that “IIG will not tender its shares for repurchase as along as CIM remains our investment adviser” and “Apollo will not tender its shares for repurchase as long as AIM remains our sub-adviser.” Please disclose in this section whether there is any current intention for CIM and AIM to discontinue in their respective roles.

Response: The Company has revised the summary section of the Prospectus accordingly.

U.S. Securities and Exchange Commission

February 17, 2012

13.	The disclosure under “About CIM,” “About ICON,” and “About AIM” on pages 2 through 4 is too extensive for a synopsis section. Please significantly summarize the marketing disclosure in these sections.

Response: The Company has revised the summary section of the Prospectus accordingly.

14.	The second to last sentence prior to “Market Opportunity” on page 4 states that, “[w]e will develop allocation procedures to mitigate any potential conflicts of interest that may develop between us, CIM and CIM’s affiliates and AIM and AIM’s affiliates.” Please tell us whether these procedures will be approved by the Fund’s Board (including the independent directors). Please provide us with copies of any such procedures once they are developed.

Response: The allocation procedures will be approved by the Company’s board of directors, including the independent directors of the Company’s board of directors. The Company will provide a copy of such approved allocation procedures as soon as such procedures are available.

15.	The last sentence of the carry-over paragraph on page 5 states that “adding to this imbalance in the availability of credit is the vast sum of unallocated private equity capital raised from 2006 to 2008 and since that time, much of which will require debt financing in the coming years.” Please disclose in this section what this “vast sum” is.

Response: The Company has revised the summary section of the Prospectus. Rather than including the words “vast sum,” the Company has revised the sentence to provide that, “adding to this imbalance in the availability of credit is the significant amount of unallocated private equity capital raised from 2006 to 2008 and since that time, much of which will require debt financing in the coming years.” The Company notes that, on page [67] of Amendment No.1, the Company discloses that over $750 billion of unfunded private equity commitments were outstanding as of December 31, 2010.

16.	The last sentence of the first paragraph under “Estimated Use of Proceeds” on page 9 states that “[i]f we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective or provide portfolio diversification.” (emphasis added.) As the Fund will not be diversified under the 1940 Act, please use a different term here. (Please make a similar revision to the second sentence of the third paragraph from the bottom of page 43, the third paragraph from the bottom of page 70, and any other place where the term “diversified” is used.)

Response: The Company has revised the disclosure accordingly.

U.S. Securities and Exchange Commission

February 17, 2012

17.	The last full sentence on page 9 under “Distributions” states that a “portion of the distributions we make may represent a return of capital for tax purposes.” Please disclose in this section that this would be a return of the shareholder’s original investment and that, while not immediately taxable, it will lower the shareholder’s basis in the investment, which will result in higher taxes when sold, possibly even if it is sold for a loss.

Response: The Company has revised the disclosure accordingly.

18.	The second sentence of the first full paragraph on page 11 states that, “[i]f you wish to tender your common stock to be repurchased, you must either tender at least 25% of the common stock you purchased in the offering.” Please delete the word “either” or, if applicable, describe what the other option is.

Response: The Company has revised the disclosure and deleted the word “either.”

19.	The first sentence under “Liquidity Strategy” on page 11 states that the Fund intends to “seek to complete a liquidity event.” Please briefly define the term “liquidity event” in this section.

Response: The paragraph under the section entitled “Liquidity Strategy” already includes the definition of the term “liquidity event.” The Company respectfully refers the Staff to the fifth sentence in the paragraph.

20.	Under “Advisory Fees” on page 12, please disclose that the Fund could pay the incentive fee in one or more quarters, even if the Fund experienced a loss for the year.

Response: The risks associated with the Company’s investment advisory and investment sub-advisory relationships with both CIM and AIM, respectively, are discussed in great detail in the Risk Factors section of the Prospectus, including the risk that, “We may be obligated to pay CIM incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.” The Company has added a cross-reference to “Risk Factors – Risks Related to CIM and its Affiliates; Risks Related to AIM and its Affiliates” under the “Advisory Fees” section of the Summary.

21.	The first sentence of the first bullet point under “Advisory Fees” on page 12 states that “[t]he first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our ‘pre-incentive fee net investment income’ for the immediately preceding quarter and will be subordinated to a preferred return on adjusted capital equal to [ ]% per quarter or an annualized rate of [ ]%.” The statement “subordinated to a preferred return” is complicated and difficult to understand. Please revise this language to describe this as a “hurdle rate” or other more easily understood term.

Response: The Company has revised the disclosure accordingly.

U.S. Securities and Exchange Commission

February 17, 2012

22.	The first bullet point on page 13 states that “[w]e may compete with certain of Apollo’s affiliates and Apollo-managed funds for investments, subjecting Apollo and its affiliates and Apollo-managed fund to certain conflicts of interest in evaluating the suitability of investment opportunities and recommending acquisitions on our behalf.” Please tell us how these conflicts will be dealt with.

Response: The Company included this disclosure in the Registration Statement to highlight the issue that certain conflicts may exist among certain of Apollo’s affiliates and Apollo-managed funds. Any conflicts of interest that arise within Apollo in evaluating the suitability of investment opportunities will be resolved and addressed by Apollo and the Company will not be involved in such determinations. To the extent the Company’s investment adviser or board of directors believes the Company may be adversely affected by Apollo’s resolution of potential conflicts, the Company’s investment adviser or board will work with Apollo to minimize such impact.

23.	The sixth bullet point on page 13 states that “CIM, AIM and their respective affiliates may give advice and recommend securities to other clients that may differ from advice given to, or securities recommended or bought for, us, even though their investment objective may be similar to ours.” Please disclose in this section why this might occur.

Response: The Company has revised the disclosure accordingly.

24.	The last sentence of the seventh bullet point on page 13 states that “Apollo and its affiliates have no obligation to make any particular originated investment opportunities available to us and may be precluded from doing so by, for example, regulatory limitations under the 1940 Act.” Please tell us what preclusions there are other than regulatory ones. If there are contractual preclusions, please disclose them in this section, indicate whether the independent directors have approved such arrangements, and explain why the Fund believes this is consistent with the respective parties’ fiduciary duties.

Response: There are no preclusions other than regulatory preclusions and the Company's investment objective and strategy. The Company has revised this section by deleting the words “for example.” Further, the provisions of the investment sub-advisory agreement are described in the Registration Statement in the section entitled “Investment Sub-Advisory Agreement.” As described in that section and pursuant to the terms of the investment sub-advisory agreement, AIM will have no responsibility with respect to any action relating to any security or other asset insofar as AIM determines in good faith after consultation with CIM that its involvement in any such action would require it to be treated as one subject to approval by the SEC in the absence of an applicable exemptive order. Furthermore, all of the Company’s investment decisions will be the sole responsibility of, and will be made at the sole discretion of, CIM, and AIM will not be responsible or liable for any such investment decision.

U.S. Securities and Exchange Commission

February 17, 2012

The independent directors will approve the investment sub-advisory agreement as required by Section 15 of 1940 Act.

25.	The first sentence of the first paragraph under “Risk Factors” on page 14 states that “[a]n investment in our common stock involves a high degree of risk and may be considered speculative.” Please revise the last part of this sentence to indicate that an investment may be considered “highly” speculative.

Response: The Company refers the Staff to its response to Comment 4 above.

26.	The first bullet point on page 15 states that “[o]ur investments in prospective portfolio companies may be risky.” Please revise this to state that the Fund’s investments “are subject to a high degree of risk.” Please also move this particular risk to the top of the list of risks beginning on page 14.

Response: The Company refers the Staff to its response to Comment 4 above.

27.	The third bullet point on page 15 states that “[i]f we borrow money, the potential for gain and loss on amounts invested in us will be magnified and may increase the risk of investing in us.” Please delete the reference to “the potential for gain,” as this is not a risk of the Fund.

Response: The Company has revised the disclosure accordingly.

28.	Please also disclose the following in the bullet points on pages 14 to 15:

a.	The loans in which the Fund invests will generally not be rated by any rating agency and if they were rated, they would be rated as below investment grade or “junk.” Also disclose that indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

b.	Shares of business development companies frequently trade below net asset value.

c.	Because the portfolio will lack diversification among portfolio companies, the Fund will be subject to a risk of significant loss.

U.S. Securities and Exchange Commission

February 17, 2012

d.	Any rise in general interest rates will result in an increase in the income incentive fees payable by the Fund to its adviser, without a corresponding increase in Fund performance relative to the market as a whole.

Response: With respect to the Staff’s request in paragraph (a), please refer to the Company’s response to Comment 5 above.

With respect to the Staff’s request in paragraph (b), please refer to the Company’s response to Comment 42 below.

With respect to the Staff’s request in paragraph (c), the Company acknowledges the Staff’s comment, but respectfully declines to make the requested revision. The Company acknowledges that it will not be a “diversified investment company” as such term is defined in Section 5(b)(1) of the 1940 Act. However, the Company will invest in a variety of portfolio companies in accordance with its investment objective and strategy. See “ Risk Factors – Risks Related to Business Development Companies – We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.”

With respect to the Staff’s request in paragraph (d), the Company believes this concept is already addressed in its risk factors. The Company respectfully refers the Staff to “Risk Factors – Risks Related to CIM and Its Affiliates; Risks Related to AIM and Its Affiliates – We may be obligated to pay CIM incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.”

Fees and Expenses, pages 16-18

29.	The line item “Other Organizational and Offering Expenses” in the Fee Table should go under Annual Expenses. CF. Instruction 11(a) to Item 3.1 of Form N-2.

Response: The Company has modified the line item “Other Organization and Offering Expenses” to now only include “Offering Expenses.” The other organizational expenses are included in the line item “Other expenses” under the annual expense subsection. The contents of the “Other expenses” line item are described in footnote 8 to the table.

30.	In the body of the fee table, please insert a parenthetical “( ___% of income and realized capital gains)” at the end of the line item “Incentive fees payable pursuant to our investment advisory agreement.”

Response: The Company has added the following parenthetical at the end of the line item “Incentive fees payable pursuant to our investment advisory agreement”: “( ___% of investment income and realized capital gains).”

U.S. Securities and Exchange Commission

February 17, 2012

31.	In the first sentence under “Example” on page 16, the Fund states that it is assumed that “we have no indebtedness.” This is inconsistent with note (7) to the fee table, which states that “[t]he figure in the table assumes we borrow for investment purposes an amount equal to 50% of our average net assets (including such borrowed funds) during such period and that the annual interest rate on the amount borrowed is 3.0%.” The example should track the assumptions from the fee table. See Instruction 11(a) to Item 3.1 of Form N-2. Please revise.

Response: The Company has revised the Example included under the Fees and Expenses Table and respectfully refers the Staff to the revised Example, which no longer references the assumptions cited above. This format is consistent with the format included in the Fees and Expenses Tables of other non-traded business development companies.

32.	The fourth sentence of the first paragraph after the Example on page 16 states that “[i]f we achieve sufficient returns on our investments to trigger an incentive fee on income of a material amount, both our distributions to our shareholders and our expenses would likely be higher.” Please disclose in this section what the amounts would be if all of the returns were capital gains (which are not subject to the hurdle rate).

Response: The Company respectfully refers the Staff to its response to Comment 31 above.

Compensation of the Dealer Manager, the Adviser and Certain Affiliates, pages 18-20

33.	Please confirm that the dollar amounts in the third column are correct.

Response: The Company has reviewed the dollar amounts and hereby confirms that such amounts are correct.

Questions and Answers About the Offering, pages 21-24

34.	The last sentence of the answer to the third question on page 21 states “[b]eginning with the second anniversary of the date of the investment advisory agreement, our board of directors will annually review the compensation we pay to CIM and the compensation CIM pays to AIM to determine that the provisions of the investment advisory agreement and the investment sub-advisory agreement, respectively, are carried out.” Please also disclose that the board will determine whether to renew the contract at such time.

Response: The Company has revised the disclosure accordingly.

U.S. Securities and Exchange Commission

February 17, 2012

Risk Factors, pages 25-47

35.	The first sentence under “Our board of directors may change our operating policies and strategies…” on page 25 states that “Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval.” Please confirm to us that the Fund has no intention to change its investment policies and strategies during the next year.

Response: The Company has no intention to change its investment policies and strategies during the next year.

36.	The last sentence of the paragraph under “Our board of directors may change our operating policies and strategies…” on page 25 states that “we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from our public offering in ways with which investors may not agree or for purposes other than those contemplated in this prospectus.” Please confirm for us that any use of proceeds that represents a material investment strategy is included in the prospectus. Please also confirm that if material investment policies and strategies change subsequent to the sale, and the offering is continuing, the registration statement and prospectus will be amended or supplemented to reflect the change in strategy and risk.

Response: The Company hereby confirms that any use of proceeds that represents a material investment strategy is included in the prospectus. In addition, the Company hereby confirms that if material investment policies and strategies change subsequent to the sale, and the offering is continuing, the registration statement and prospectus will be amended or supplemented to reflect the change in strategy and risk.

37.	The first sentence in the second full paragraph on page 27 states that “[b]oth the investment advisory agreement and the investment sub-advisory agreement that CIM has entered into with AIM have termination provisions that allow the parties to terminate the agreements.” Please revise this sentence to indicate that the Fund has entered into the agreement with AIM and that the contract has been approved pursuant to Section 15 of the 1940 Act.

Response: The Company has revised the disclosure accordingly.

38.	The third sentence of the second full paragraph on page 27 states that “[t]he investment sub-advisory agreement may be terminated at any time, upon 60 days’ written notice by AIM or, if a majority of the independent directors of our board of directors or the holders of a majority of our outstanding voting securities determine that the investment subadvisory agreement with AIM should be terminated, by CIM.” (emphasis added.) Please revise to indicate that it is the Fund, not CIM that has the authority to terminate the sub-advisory agreement with AIM.

Response: The Company has revised the disclosure accordingly.

U.S. Securities and Exchange Commission

February 17, 2012

39.	The first sentence of the fourth full paragraph on page 27 states that “[t]he investment sub-advisory agreement also provides that if the agreement is terminated by AIM for good reason or the agreement is not renewed or is terminated otherwise without cause by us or our shareholders, as applicable, AIM will be entitled to the payment of all amounts and any accrued but unreimbursed expenses payable to it and not yet paid, as well as an amount equal to 37.5% of the gross amount of management fees and incentive fees paid by us over the three year period commencing in the calendar quarter following the calendar quarter in which such termination occurs.” Please disclose in this section what constitutes “good reason” under the contract. Please also clarify that it is CIM’s obligation, and not the Fund’s, to pay such amounts and that the Fund will not be liable for any such monies in the event that CIM is unable or unwilling to pay.

Response: The Company has revised the disclosure and included the definition of “good reason.” The Company has also clarified that it is CIM’s obligation to pay such amounts and that the Company is not obligated to pay such amounts in the event that CIM is unable or unwilling to pay.

40.	The second to last sentence of the second paragraph on page 36 states that “[i]n the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distribution from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your common stock.” Please revise to make consistent with comment 17.

Response: The Company has located the disclosure that the Staff has referenced in this comment but believes the page the Staff intended to reference was page 29. The Company has revised the disclosure included on page 29 as requested by the Staff and consistent with the revisions made in response to Comment 17 above.

41.	The last two sentences on page 32 state that “we may compete with any such investment entity for the same investors and investment opportunities. We will be unable to participate in certain transactions originated by CIM or its affiliates unless we seek and receive exemptive relief from the SEC.” Please tell us how these opportunities will be allocated. See also comment 11.

Response: The Company refers the Staff to its response to Comments 11 and 22 above.

U.S. Securities and Exchange Commission

February 17, 2012

42.	Under “Risks Related to Business Development Companies” on page 34, please disclose that shares of business development companies frequently trade below net asset value.

Response: The Company has elected not to include the requested risk factor because shares of the Company’s common stock will not be listed on a national securities change and, as a result, shares of its common stock will not be traded on a national securities exchange. Also, the Company has included disclosure throughout the Prospectus acknowledging the limitations placed on business development companies regarding the sale of shares of common stock at prices below current net asset value. Further, throughout the Prospectus, the Company provides that, “… to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly.”

43.	Please revise the first part of the first heading under “Risks Related to Our Investments” on page 35 to state that “[o]ur investments in prospective portfolio companies are subject to a high degree of risk.” Please also disclose under this heading that the loans in which the Fund invests will generally not be rated by any rating agency and that if they were rated, they would be rated as below investment grade or “junk.” Also disclose that indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Response: The Company respectfully refers the Staff to its responses to Comments 4 and 5 above.

44.	Please disclose the following risks created by investing in original issue discount (“OID”) instruments under the heading “Risks Related to Our Investments” on pages 35-40:

a.	The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the adviser, who collects higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral or cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

U.S. Securities and Exchange Commission

February 17, 2012

b.	OID instruments may have unreliable valuations because their continuing accruals require continuing judgment about the collectability of the deferred payments and the value of any associated collateral;

c.	OID instruments generally represent a significantly higher credit risk than coupon loans.

d.	OID income received by the Fund may create uncertainty about the source of the Fund’s cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e.	In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f.	OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

Response: The Company has revised the risk factor entitled, “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income” to include the following sentence to address the risks associated with investments in OID/ market discount instruments: “Loans structured with these features may represent a higher level of credit risk than loans the interest on which must be paid in cash at regular intervals.” The Company believes that this risk factor and this new sentence address the points the Staff raised in paragraphs (a) and (c) above.

With respect to the risk set forth in paragraph (b), the Company believes that the disclosure throughout the registration statement regarding the Company’s valuation process (See “Determination of Net Asset Value”) and the risk factor entitled, “A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our board of directors and, as a result, there will be uncertainty as to the value of our portfolio investments,” adequately addresses this risk. The value of all of the Company’s investments will be determined on a quarterly basis pursuant to a valuation policy in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, and a valuation process approved by the Company’s board of directors in accordance with the 1940 Act.

U.S. Securities and Exchange Commission

February 17, 2012

With respect to paragraph (d), the Company believes this risk is addressed by the risk factor entitled, “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.” This risk factor informs investors that the Company may recognize income before or without receiving cash representing such income and, as a result, may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. The recognition of taxable income is further discussed in “Material U.S. Federal Income Tax Considerations — Taxation as a Regulated Investment Company.”

With respect to the risks set forth in paragraphs (e) and (f), the Company believes that the risk factors entitled, “CIM and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders” and “We may be obligated to pay CIM incentive compensation even if we incur a net loss due to a decline in the value of our portfolio,” address these risks.

45.	The second sentence of the paragraph under “The dealer manager in our continuous offering may be unable to sell a sufficient number of shares of common stock for us to achieve our investment objective” on page 44 notes that “The dealer manager has no experience selling shares on behalf of a BDC.” Please explain to us why this entity was selected as the dealer manager.

Response: The Company elected to use ICON Investments as its dealer manager despite its lack of experience selling shares of a business development company because ICON Investments is an affiliate of the Company and has a significant amount of experience acting as dealer manager for other products offered by the Company’s affiliates. ICON Investments’ experience working with members of the Company’s management team will benefit the Company in its selling efforts. In addition, the Company expects to benefit from ICON Investments’ experience in this distribution network and established relationships with dealers. ICON Investments, over the years, raised approximately $1.6 billion in capital from more than 53,000 investors.

U.S. Securities and Exchange Commission

February 17, 2012

Special Note Regarding Forward-Looking Statements, page 48

46.	The first sentence of the last paragraph on page 48 states that, “we assume no obligation to update any such forward-looking statements.” Please revise the disclosure to clarify that the Fund has a continuing obligation to update the prospectus during the offering period to reflect material changes.

Response: The Company acknowledges its obligation to update the Prospectus during the offering period to reflect material changes and this disclosure is outlined in the section entitled “About This Prospectus.” The Company does not believe it is appropriate to modify the disclosure under “Special Note Regarding Forward-Looking Statements.”

Management, pages 82-86

47.	Please tell us when the independent directors will be elected.

Response: The Company will elect the independent directors prior to the effective date of the Registration Statement.

48.	In the table regarding the directors on page 82, please include columns for “Principal Occupation During the Past 5 Years” and “Other Directorships Held During the Past 5 Years.”

Response: The information the Staff has requested is and/or will be included in narrative form in the biography of each director and/or executive officer of the Company.

49.	The last sentence of the last paragraph prior to “Risk Oversight and Board Structure” on page 85 states that “[a] shareholder who wishes to recommend a prospective nominee for the board of directors must provide notice to our corporate secretary in accordance with the requirements set forth in our bylaws.” Please summarize these bylaw requirements in this section.

Response: The requirements are summarized in “Description of Our Securities - Provisions of the Maryland General Corporation Law and Our Articles of Incorporation and Bylaws - Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals.” The Company has added a cross-reference to this section.

Portfolio Management, page 87

50.	The second to last paragraph on page 87 states that the compensation of members of the investment committee includes an annual bonus based on an assessment of short term and long term performance. Please identify any benchmarks used. Also state whether performance is measured pre-tax or after-tax, and provide the “Other Accounts Managed” disclosure required by Item 21.1 of Form N-2.

Response: The annual bonus that may be awarded to members of the investment committee is entirely discretionary and the Company has revised the disclosure accordingly. There are no identified benchmarks that are used.

U.S. Securities and Exchange Commission

February 17, 2012

Control Persons and Principal Shareholders, page 101

51.	The first sentence under “Control Persons and Principals Shareholders” states that “After this offering, no person will be deemed to control us, as such term is defined in the 1940 Act.” Although IIG and Apollo will apparently not be control persons if the offering is completed, both IIG and Apollo appear to be control persons “as of a specified date no more than 30 days prior to the date of the offering.” See Item 9.3 of Form N-2.

Response: The Company acknowledges that IIG and Apollo are control persons “as of a specified date no more than 30 days prior to the date of the offering.” The Company believes it has complied with the disclosure requirements of Item 9.3 of Form N-2 as both IIG and Apollo are included in the tables under the section entitled, “Control Persons and Principal Shareholders.” The Company has also revised the disclosure accordingly.

Code of Ethics, page 120

52.	Please disclose whether the Fund’s adviser and principal underwriter have adopted codes of ethics under Rule 17j-1 under the 1940 Act and the related information called for by Item 18.15 of Form N-2. Please also revise the reference to “1-800-SEC-0330” in the second to last sentence under “Code of Ethics” to read “202-551-8090” and explain that copies of the codes may be obtained after paying a duplication fee. Provide the addresses called for by Item 18.15 of Form N-2.

Response: Prior to the effective date of the Registration Statement, both the Company and CIM will have adopted codes of ethics. The Company’s principal underwriter, although not required to have a separate code of ethics under Rule 17j-1, is subject to the Company’s code of ethics to the extent that the principal underwriter qualifies as an “access person” under the Company’s code of ethics. The Company will file its codes of ethics as an exhibit to the Registration Statement. The Company has revised the disclosure accordingly.

Proxy Voting Policies and Procedures, pages 120-121

53.	Please explain under “Proxy Policies” on page 121 how the securities will be voted when there is a conflict between the interests of the Fund and the interests of the adviser, underwriter or affiliated persons. See Item 18.16 of Form N-2.

Response: The Company respectfully refers the Staff to the second full paragraph under the subheading “Proxy Policies” which provides that, “The proxy voting decisions of CIM are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to the chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote and (b) officers and employees involved in the decision making process or vote administration are prohibited from revealing how CIM intends to vote on a proposal in order to reduce any attempted influence from interested parties.”

U.S. Securities and Exchange Commission

February 17, 2012

54.	Under “Proxy Voting Records” on page 121, please include a toll free number to request this information. Also note that the information is on the Commission’s website. Please note that the information should be for the most recent 12 month period ended June 30.

Response: The Company has revised the disclosure under “Proxy Voting Records” to include a toll free number to request this information. Because business development companies, such as the Company, do not file Form N-PX, information regarding the Company’s proxy voting record is not available on the Commission’s website. As a result, the Company has not revised the disclosure to reference the availability of the information on the Commission website.

General

1.	Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characteristics of the Fund’s distributions in its periodic reports will alert shareholders to potential year-end tax consequences.

Response: The Company will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end.

2.	Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities have filed or will file the ownership reports (Forms 3, 4 and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response: The Company’s officers, directors and beneficial owners of more than 10% of the Company’s common stock, if any, will file the ownership reports required by Section 16(a) of the Securities Exchange Act prior to the effective date of the Registration Statement.

3.	Please advise us if you have submitted or expect to submit an additional exemptive application or no-action request in connection with your registration statement.

Response: At this time, the Company does not expect to submit an exemptive application or no-action request in connection with its Registration Statement. Should the Company decide to submit an exemptive application or no-action request prior to effectiveness, then the Company would contact the Staff.

U.S. Securities and Exchange Commission

February 17, 2012

4.	Please inform us whether FINRA has reviewed the underwriting terms and arrangements of the offering.

Response: The Registration Statement has been filed with FINRA and all underwriting terms and arrangement of the offering will be reviewed by FINRA prior to commencing the offering.

5.	We note that the registration statement did not include a cover letter. Please include a cover letter in future filings.

Response: The Company submitted a cover letter in connection with the Registration Statement. The Company will ensure that any future filings are also accompanied by a cover letter.

6.	We note that substantial portions of the registration statement are incomplete and necessary information is missing. Please file a pre-effective amendment with the missing information. When the missing information is provided, we intend to take sufficient time for a fulsome review.

Response: The Company is filing pre-effective Amendment No.1 to the Registration Statement along with this letter. The Company understands that the Staff will continue its review of all subsequent amendments to the Registration Statement.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

cc:	Mr. Joel S. Kress/ CĪON Investment Corporation
Mr. Michael R. Manley/ CĪON Investment Corporation
Ms. Lisa A. Morgan/ Sutherland Asbill & Brennan LLP